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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                       (Amendment No. __)


                      V3 SEMICONDUCTOR INC.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                            918392101
                         (CUSIP Number)

                        November 1, 1999
     (Date of Event Which Requires Filing of This Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]  Rule 13d-1(b)

          [x]  Rule 13d-1(c)

          [ ]  Rule 13d-1(d)


          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP 918392101                 SCHEDULE 13G                  Page 2 of 8


 1    Name of Reporting Person             Island Capital Management, LLC

      IRS Identification No. of Above Person                  94-3333395

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [ ]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                  Delaware, USA

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                      412,315
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power                 412,315

 9    Aggregate Amount Beneficially Owned by Each
      Reporting Person                                            412,315

10    Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares                                                  [ ]

11    Percent of Class Represented by Amount in Row 9                6.9%

12    Type of Reporting Person                                         OO

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CUSIP 918392101                 SCHEDULE 13G                  Page 3 of 8


 1    Name of Reporting Person                          Richard O'Connell

      IRS Identification No. of Above Person                         N/A

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [ ]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                            USA

   NUMBER OF        5    Sole Voting Power                         18,000
     SHARES
  BENEFICIALLY      6    Shared Voting Power                      430,315
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                    18,000
  PERSON WITH
                    8    Shared Dispositive Power                 430,315

 9    Aggregate Amount Beneficially Owned by Each
      Reporting Person                                            430,315

10    Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares                                                  [ ]

11    Percent of Class Represented by Amount in Row 9                7.2%

12    Type of Reporting Person                                         IN

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CUSIP 918392101            SCHEDULE 13G            Page 4 of 8

Item 1(a).   Name of Issuer.

             V3 Semiconductor, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices.

             250 Consumers Road, Suite 901
             North York
             Ontario, M2J4V6, Canada

Item 2(a).   Names of Persons Filing.

             Island Capital Management, LLC

Item 2(b).   Address of Principal Business Office or, if none,
             Residence.

             950 Third Avenue, 16th Floor
             New York, NY 10022

Item 2(c).   Citizenship.

             United States.

Item 2(d).   Title of Class of Securities.

             Common Stock

Item 2(e).   CUSIP Number.

             918392101

Item 3.      Type of Reporting Person.

             If this statement is filed pursuant to Sections
             240.13d-1(b) or 240.13d-2(b) or (c), check
             whether the person filing is a:

             (a)  [ ] Broker or dealer registered under section
                  15 of the Act (15 U.S.C. 78o);

             (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

             (c)  [ ] Insurance company as defined in section
                  3(a)(19) of the Act (15 U.S.C. 78c);

             (d)  [ ] Investment company registered under
                  section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a -8);

             (e)  [ ] An investment adviser in accordance with
                  Section 240.13d-1(b)(1)(ii)(E);

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CUSIP 918392101            SCHEDULE 13G            Page 5 of 8

             (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-
                  1(b)(1)(ii)(F);

             (g)  [ ] A parent holding company or control
                  person in accordance with Section 240.13d-
                  1(b)(1)(ii)(G);

             (h)  [ ] A savings associations as defined in
                  Section 3(b) of the Federal Deposit Insurance
                  Act (12 U.S.C. 1813);

             (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company
                  Act of 1940 (15 U.S.C. 80a-3);

             (j)  [ ] Group, in accordance with Section 240.13d-
                  1(b)(1)(ii)(J).

             If this statement is filed pursuant to Section
             240.13d-1(c), check this box.  [x]

Item 4.      Ownership.

             Reference is hereby made to Items 5-9 and 11 of page two (2) of this Schedule 13G, which Items are incorporated by reference herein. This amendment does not report a change in beneficial ownership, but is being filed solely to reflect a 2-for-3 reverse stock split not accounted for in the previous filing.

             Because Richard O'Connell owns a 29% interest in Island Capital Management, LLC, is a managing member of that company and is the portfolio manager for the accounts that hold the securities to which this Schedule relates, it is possible that he may be deemed a beneficial owner of the Company's shares held by Island Capital Management, LLC by virtue of the definition of "beneficial owners" in Rule 13d-3 under the Securities Exchange
Act of 1934. The filing of this Schedule shall not be construed as an admission by Mr. O'Connell, that he is a beneficial owner of any securities of the Company or an admission by either of the filing persons that they are members of a group.

             It is possible that other individual directors, executive officers, members, and/or managers of Island Capital Management, LLC might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule

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CUSIP 918392101            SCHEDULE 13G            Page 6 of 8

relates, and such beneficial ownership is expressly disclaimed.

Item 5.      Ownership of Five Percent or Less of a Class.

             Not applicable.

Item 6.      Ownership of More Than Five Percent on Behalf of
             Another Person.

             Island Capital Management, LLC is deemed to be the beneficial owner of the number of securities reflected in Items 5-9 and 11 of page two (2) of this Schedule 13G pursuant to separate arrangements whereby Island Capital Management, LLC acts as investment adviser to certain persons. Each person for whom Island Capital Management, LLC acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock purchased or held pursuant to such arrangements.

Item 7.      Identification and Classification of the Subsidiary
             Which Acquired the Security Being Reported on by the
             Parent Holding Company.

             Not applicable.

Item 8.      Identification and Classification of Members of the
             Group.

             Not applicable.

Item 9.      Notice of Dissolution of Group.

             Not applicable.

Item 10.     Certification.

             By signing below, the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP 918392101            SCHEDULE 13G            Page 7 of 8



                            Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  June 20, 2000

                                ISLAND CAPITAL MANAGEMENT, LLC


/s/  Richard O'Connell          By:  /s/ Richard O'Connell
__________________________           _________________________
Richard O'Connell               Name:  Richard O'Connell
                                Title:  Manager Member


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CUSIP 918392101            SCHEDULE 13G            Page 8 of 8



                            EXHIBIT A

                    JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule and any subsequent amendment jointly on behalf of each of such parties.

DATED:  June 20, 2000

                                ISLAND CAPITAL MANAGEMENT, LLC


/s/  Richard O'Connell          By:  /s/ Richard O'Connell
__________________________           _________________________
Richard O'Connell               Name:  Richard O'Connell
                                Title:  Manager Member